SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

AMENDMENT No. 2 to
SCHEDULE TO
_____________________

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________

LIN TV CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_____________________

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
_____________________

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
_____________________

Vincent L. Sadusky
President and Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
David H. Engvall, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004
Telephone: (202) 662-6000
Facsimile: (202) 662-6291
_____________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$503,701	$28.11

*
Calculated solely for purposes of determining the filing fee. This calculation of the transaction valuation assumes that all outstanding options to purchase, as of April 28, 2009, 3,262,123 shares of Class A common stock of LIN TV Corp. will be eligible for exchange and will be tendered pursuant to this offer.  The aggregate book value of such options was calculated using the Black-Scholes option pricing model based on a price per share of Class A common stock of $1.56, which was the closing price of the Class A common stock as reported on the New York Stock Exchange on April 28, 2009.

**	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable Not applicable Not applicable Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by LIN TV Corp. (the “Company”) with the U.S. Securities and Exchange Commission on May 4, 2009 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 on May 8, 2009, relating to an option exchange offer being conducted by the Company for compensatory and retention purposes in accordance with the terms contained in the Offer to Exchange Outstanding Stock Options, dated May 4, 2009, as amended on May 14, 2009, attached hereto as Exhibit (a)(1)(A).  This Amendment No. 2 also is filed to include Exhibit (a)(1)(H), Form of Email Reminder to Employees and Non-Employee Directors, dated May 14, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated; unaffected items and exhibits are not included herein.

Item 12.  Exhibits

The Exhibit Index included in this Amendment No. 2 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

LIN TV CORP.

By:	/s/ VINCENT L. SADUSKY
Vincent L. Sadusky
President and Chief Executive Officer

Date: May 14, 2009

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Stock Options, dated May 4, 2009, as amended May 14, 2009, including the Summary Term Sheet.
(a)(1)(B)	Form of Email Communication to Employees.*
(a)(1)(C)	Form of Letter to Eligible Option Holders.*
(a)(1)(D)	Form of Election Form.*
(a)(1)(E)	Form of Change in Election Form.*
(a)(1)(F)	Form of Grant Detail Report.*
(a)(1)(G)	Form of Email Regarding Quarterly Report Availability, dated May 8, 2009.*
(a)(1)(H)	Form of Email Reminder to Employees and Non-Employee Directors, dated May 14, 2009.
(a)(5)(A)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 is incorporated herein by reference.
(a)(5)(B)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 8, 2009 is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
LIN TV Corp. Amended and Restated 2002 Stock Plan, dated as of May 4, 2005, incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 001-31311) filed May 6, 2005.

(d)(2)
First Amendment to the LIN TV Corp. Amended and Restated 2002 Stock Plan, dated as of December 31, 2008, incorporated herein by reference to Exhibit 10.6 to our Annual Report on Form 10-K (File No. 001-31311) filed March 16, 2009.

(d)(3)	Form of Employee Grant Option Agreement, incorporated herein by reference to Exhibit 10.19 to our Annual Report on Form 10-K (File No. 001-31311) filed March 15, 2007.
(d)(4)	Third Amended and Restated 2002 Non-Employee Director Stock Plan, incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A (File No. 001-31311) filed November 3, 2006.
(d)(5)
First Amendment to the LIN TV Corp. Third Amended and Restated 2002 Non-Employee Director Stock Plan, incorporated herein by reference to Exhibit 10.10 to our Annual Report on Form 10-K (File No. 001-31311) filed March 16, 2009.

(d)(6)	Form of Non-Employee Grant Option Agreement, incorporated herein by reference to Exhibit 10.23 to our Annual Report on Form 10-K (File No. 001-31311) filed March 15, 2007.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.